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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                IMC Global Inc.
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                              (Name of Issuer)

                    Common Stock, $1.00 Par Value Per Share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  449669 10 0
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                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  449669 10 0                13G                 PAGE  2   OF  8  PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)
        Great American Management and Investment, Inc.
        58-1351398
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  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]

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  3     SEC Use Only

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  4     Citizenship or Place of Organization
        Delaware
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    Number of
                           5       Sole Voting Power
      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   6,510,286
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    6,510,286
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        6,510,286
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)
        5.7%
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 12     Type of Reporting Person (See Instructions)
        CO
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CUSIP NO.  449669 10 0                13G                 PAGE  3   OF  8  PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Eagle-GVI One, Inc.
        36-4274235
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization
        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power
      Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   6,510,286
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    6,510,286
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        6,510,286
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)
        5.7%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------


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CUSIP NO.  449669 10 0                13G                 PAGE  4   OF  8  PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Samstock, L.L.C.
        36-4156890
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  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization
        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power
      Shares                       300,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        300,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        300,000
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)
         .3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        OO
--------------------------------------------------------------------------------


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                                IMC GLOBAL, INC.
                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                            CUSIP NUMBER 449669 10 0


ITEM 1(a).      NAME OF ISSUER

                IMC Global, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                2100 Sanders Road
                Northbrook, IL  60062

ITEM 2(a).      NAME OF PERSON FILING

                This Schedule 13G is being filed by the following:

                (1)   Great American Management and Investment, Inc. ("GAMI")
                (2)   Eagle GVI - One, Inc. ("Eagle")
                (3)   Samstock, L.L.C. ("Samstock")

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                The principal business address for GAMI, Eagle and Samstock is:

                Two North Riverside Plaza
                Chicago, Illinois 60606

ITEM 2(c).      CITIZENSHIP

                GAMI, Eagle and Samstock are all organized in Delaware.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES

                Common Stock, $1.00 par value per share.

ITEM 2(e).      CUSIP NUMBER

                449669 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

                         Not applicable.

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ITEM 4.      OWNERSHIP

             (1) GAMI and Eagle which is in indirect wholly owned subsidiary of GAMI own the following:

                 (a) Amount Beneficially Owned: 6,510,286

                 (b) Percent of Class: 5.7%

                 (c) Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote: -0-

                     (ii)  shared power to vote or to direct the vote:
                           6,510,286

                     (iii) sole power to dispose or to direct disposition
                           of: -0-

                     (iv)  shared power to dispose or to direct disposition
                            of:  6,510,286

             (2) Samstock owns the following:

                 (a) Amount beneficially owned: 300,000

                 (b) Percent of Class: 0.3%

                 (c) Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote:300,000

                     (ii)  shared power to vote or to direct the vote: -0-

                     (iii) sole power to dispose or to direct dispositions
                           of: 300,000

                     (iv) shared power to dispose or to direct disposition of: -0-

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ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                     Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                     Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                     Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

                     Not applicable.

ITEM 10.    CERTIFICATE

                     Not applicable.

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                                    SIGNATURE


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 16, 1999



                                             GREAT AMERICAN MANAGEMENT AND
                                             INVESTMENT, INC.



                                             By:  /s/ Donald J. Liebentritt
                                                --------------------------------
                                                   Donald J. Liebentritt
                                                   Its:  Vice President



                                             EAGLE GVI-ONE, INC.



                                             By:  /s/ Donald J. Liebentritt
                                                --------------------------------
                                                   Donald J. Liebentritt
                                                   Its:  Vice President



                                             SAMSTOCK, L.L.C.



                                             By:  /s/ Donald J. Liebentritt
                                                --------------------------------
                                                   Donald J. Liebentritt
                                                   Its:  Vice President


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